Exhibit 99.7

Mark Kaufman

16, boulevard de la Princesse Charlotte

98000 Monaco

Members of the Board of Directors
Central European Distribution Corporation
3000 Atrium Way, Suite 265
Mt. Laurel, NJ 08054
USA

By fax (+1 856 273 6996)

July 12, 2012

Dear Members of the Board,

From the outset, let me congratulate you on achieving through the transaction with Roust Trading Ltd an important milestone for CEDC.

In this context, I am pleased to accept with immediate effect the invitation to sit on the Russia Oversight Committee, pursuant to the Amended and Restated Governance Agreement between CEDC and Roust Trading Limited.

In this capacity, I am looking forward to dedicating my time and energy to CEDC’s business in Russia. I am particularly glad to have the opportunity to work personally with David Bailey as interim CEO, with a view to combining his experience of Russia in different sectors with my specific expertise in the wine and spirit industry.

I am sure one of our Committee’s top priorities should be to associate to our joint efforts not only myself but various other professionals, whose skill and experience contributed to creating the value of the brand portfolio in Russia acquired by CEDC and who could assist the recently appointed RAG management team in their challenge to rebuild the value of those brands in order to strengthen CEDC going forward.

Yours truly,

/S/ MARK KAUFMAN

Mark Kaufman